                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  3rd Amendment

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                      DIVERSIFIED MARKETING SERVICES, INC.
                 (Name of Small Business Issuer in Its Charter)

             NEVADA                                       88-0350120

(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                            Identification No.)



902 EAST 18TH STREET, NATIONAL CITY, CA                   91950-4739
----------------------------------------                  ----------
(Address of principal Executive Offices)                  (Zip Code)



(619)699-1738
---------------------------
(Issuer's Telephone Number)


          Securities to be registered under Section 12(b) of the Act:


       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered

--------------------------------             ----------------------------------

--------------------------------             ----------------------------------



          Securities to be registered under Section 12(g) of the Act:


                         Common Stock - .001 Par Value
                         -----------------------------
                                (Title of Class)


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                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

Diversified Marketing Services, Inc. is filing this Form 10-SB on a voluntary basis in order to make Diversified Marketing Services' financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company anticipates filing an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Electronic Bulletin Board upon completion of the Company's comment period for this Form 10-SB filing.

Business Development

Diversified Marketing Services, Inc. was incorporated in Nevada on December 12, 1995 for the purpose of developing third party motor vehicle title and registration offices in California and throughout the Western United States. During 1996, the Company raised capital through the sale of common stock to investors in order to meet its obligations for timely state filings and taxes. In Management's experience in Southern California, urban economic conditions such as slow growth and high unemployment beginning in 1991 corresponded with a reduction in the growth rate of vehicle registrations and transfers through 1996 and induced Management to delay the implementation of its business plan. Beginning in 1997, Management witnessed a significant improvement in Southern California's overall vehicle registration business. In December 1998 the board of directors voted to seek additional capital and implement the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

In December 1998, the Company determined it would complete the development of its third party motor vehicle title and registration services business plan. These comprehensive services involve all of the responsibilities of a typical state motor vehicle department office, including providing the urban public market everything from drivers licenses to the issuance of vehicle license plates. Management based its decision to proceed with its business plan on three factors: favorable United States economic growth projections, growth in motor vehicle registrations in Western states, and legislative changes in Western states allowing more third party motor vehicle title and registration services.

For over ten years, the state of California has issued licenses to third party businesses to offer motor vehicle title and registration services normally handled by the Department of Motor Vehicles.


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The states of Texas, New Mexico, and Nevada have similar third party state services programs. Arizona has expanded its third party state services program to include almost all services previously performed solely by its Motor Vehicle Division offices, including issuing driver's licenses, written tests, road tests, vision tests, vehicle titles, plates, tabs, registration, and inspections. Oregon is scheduled to begin preliminary third party motor vehicle title and registration services in the year 2000.

Summary of Western States third party vehicle title and registration services currently authorized by state:

        State              Vehicle Title & Registration       Drivers Licenses, License
                                                              Plates

        Arizona                    Authorized                 Authorized
        California                 Authorized
        Nevada                     Authorized
        New Mexico                 Authorized
        Texas                      Authorized


States have outsourced functions traditionally handled by state bureaucracies in order to achieve cost savings and provide better service, this competitive model encourages third party businesses to cut state vehicle and licensing compliance costs and service customers more efficiently and humanely. Management believes the Company can help states reduce their vehicle and licensing compliance costs because the Company's overhead is lower due to smaller offices and staff size. Management believes it will be able to service customers more efficiently and humanely due to its employee training and emphasis on treating customers in a kind and courteous manner. The Company's Management has over ten years experience in management and administration of third party motor vehicle title and registration offices in California catering to a target market niche of urban core customers. That experience also includes handling customer problems that may arise in third party motor vehicle registration services. Management's policy is to resolve all service related problems in a way that customers will perceive as fair to them. Management believes that this problem resolution technique results in customer satisfaction that benefits the Company as satisfied customers will be more inclined to refer the Company's services to their family and associates. Clients are informed that they have the right to file any complaints directly with the State of California. In over ten years, management has had no complaints filed with the State.

While the Company has not taken any of the steps listed below, the Company intends to take the following steps over the first twelve months of the business plan in order to make its services available in the Western market: raise capital of $700,000 to $800,000 through the sale of equity securities via a private placement during months one through six, seek listing on the OTC Electronic Bulletin Board, open four offices in San Diego County with a budget of $80,000 for purchase of fixed assets, $120,000 for salaries, and $180,000 for advertising and other operating expenses during months seven through nine, and open four offices in Los Angeles County during months ten through twelve with a budget of $80,000 for purchase of fixed assets, $96,000 for salaries, and $152,000 for advertising and other operating expenses. During months one through seven, the Company will register with the State of California to be a third party vehicle registration provider for all of its California offices. This process takes approximately sixty days and costs approximately $200 in total State fees. The process includes securing two bonds per office at a cost of approximately $500 per office, and a background check of all officers to include a fingerprint


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check and financial background review. The license requires a minimum of one officer of the corporation to take a six month training class, however, the Company's president already holds a license from the State of California due to his greater than ten year experience in this business. The only state in which the Company is presently qualified to offer its services is California. The president's extensive experience and State approved license are the basis for Management's belief that the Company will be able to meet its business plan license requirements in a timely manner. The license granted by the State of California is state-wide and nonexclusive. It is a perpetual license subject to State of California daily computer monitoring of license holder transactions, unscheduled audits, and annual reviews of financial records. Other Western states have similar license requirements to California's, however, the Company will not expand into any other state until after its first year of operations. There were no other material communications with any another state other than a Company letter to Arizona requesting information regarding their third party motor vehicle department services program and their response consisting of an enrollment application and general information. Management plans to expand into Arizona in year two of its operations. Management believes its experience in California in handling third party motor vehicle registration services and the way it emphasizes customer satisfaction in business will be useful in the Western states it has targeted for business expansion. While each state has differences in procedures and requirements, Management, through its initial informal contacts with these states, believes its experience in this type of business will generally be transferable to these other states. Management has over ten years experience in marketing directly to its core urban customers through utilization of multilingual advertising when appropriate, advertising in small local newspapers, support of local community social organizations, donations of time and funds to local youth and community service organizations, and marketing through promotional flyers, discount coupons, and brochures directly to community residents. Management has not taken any concrete steps to implement its business plan pending the Company's capital funding through the sale of equity securities and listing of its securities for trading on the OTC Electronic Bulletin Board.

The Company has no new product or service planned or announced to the public.

The size and financial strength of the Company's primary competitor, the Automobile Club of Southern California is substantially greater than those of the Company. Management is aware the Automobile Club of Southern California has been providing third party vehicle registration services in excess of the last ten years, but has no direct knowledge of the total number of years that company has provided such services in California. Management is aware of other material competitors in the third party vehicle registration business in California, such as Payless Registration Services in San Diego and All American Registration Service in Los Angeles. Management is aware of material competitors in Phoenix, Arizona such as Arizona Motor Vehicle Title, and in Dallas, Texas such as USA Auto Titles. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete because of Management's extensive knowledge of third party motor vehicle title and registration services in California gained from over ten years of experience in this business while marketing these services to urban customers. In Management's experience, these customers use third party motor vehicle title and registration services instead of State run motor vehicle offices because it saves them time and, expressed through customer comments to Management, because they desire to be treated in a kind and courteous manner. At this time, Management is unable to quantify the exact amount of time saved by it customers' use of the Company's services compared to the use of the State's facilities. Management is unaware of any State's plans to improve its own motor vehicle licensing facilities other than California's existing program to offer services by appointments only. The Company's


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service fees will depend upon complexity and time involved in processing and will normally be in a range from $75 to $150 for registration plus State fees of $100 to $800, $75 to $150 for title changes plus State fees of $15 to $300, $75 to $200 for title research with no state fees, and $100 to $300 for lien removals plus State fees of $50. The Company does not plan to market it's services to rural residents.

Management is not aware of any significant barriers to the Company's entry into the third party motor vehicle title and registration market, however, the Company at this time has no market share of this market.

The Company will use state approved supplies, such as driver's licenses, vehicle registration forms, license plates and tags provided under contract from each state's motor vehicle licensing department or state licensed suppliers. State application and information request forms will be delivered to the Company by overnight delivery services such as FEDEX at a cost of approximately $.25 per form. State driver's licenses, license plates and tags are available through a local motor vehicle department location and are stored in an approved safe with electronic alarm system for security. Management estimates the cost of the safe and security system to be approximately $1,000.

In California, the Company will use state supplied software and Microsoft Office software running on an Intel Pentium III system including high speed modem and printer at a cost of approximately $5,000. This system allows direct access, with security codes, to the State's mainframe computer system. Arizona requires similar equipment and software utilizing Microsoft's NT operating system at a cost of approximately $5,500. While the Company has researched requirements of the states of California, Texas, New Mexico, Nevada, Arizona, and Oregon regarding their state approved supplies, at this time the Company has no formal contracts with any states or state suppliers and will not initiate negotiations with any states or their potential suppliers until such time as the Company has sufficient funding per its business plan.

The Company intends to sell its services to a broad base of urban customers within Southern California during the first year and throughout the Western United States within three years and will not depend on any one or a few major customers.

Other than common office materials, the Company will utilize only materials and supplies designed and mandated by each state. The Company has no current or future business plans involving patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

The Company's business is not subject to material regulation by federal governmental agencies. With the exception of the state of Texas, the only governmental approval the Company requires is a license from each state in which the Company intends to provide its third party motor vehicle title and registration services. In Texas, the license approval process for the Company's proposed business is granted in each county by the County Tax Assessor's Office. The Company's Management personnel are familiar with license requirements for each state in its business plan and believe the Company will qualify for necessary licenses in each state and will be able to timely secure licenses in accordance with the Company's business plan. Management has made informal inquiries and contact with the responsible motor vehicle departments in each state in its business plan and will secure California licensing covering each new Company office beginning in month six of its business plan contingent upon sufficient funding from the Company's securities sales. Management intends to secure necessary licenses in each additional state beginning in year two


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of the Company's business plan.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its proposed software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that will be purchased per the Company's business plan are already Year 2000 compatible. The Company's business plan anticipates dealing only with one state motor vehicle department in the year 2000, the State of California's Department of Motor Vehicles. The California Department of Motor Vehicles has confirmed its computing systems are already Year 2000 compatible.

While the Company has made what it believes to be adequate inquiries of the its software suppliers and the State of California as to Year 2000 compliance, there can be no guarantee that the State of California and software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a reasonably likely worst case scenario, the Company may be temporarily unable to access the State's main frame computer system. The Company may experience minor or material adverse cash flow effects depending on the length of time of the reasonably likely worst case scenario. In order to continue operations, Management may resort to manually preparing documents and hand delivering these documents to the State motor vehicle department offices for processing. In the unlikely event the State is unable to access its own main frame computer system, Management may decide to reduce operations to match the reduced cash flow from sales or seek additional equity funding. Management's contingency plan for Year 2000 hardware and software business disruptions involves manual preparation of registration documents, hand delivery of documents to State motor vehicle department offices through established contact personnel at those offices, maintenance of on-site cash drawers for cash transactions, and a possible reduction of workforce personnel and operating hours.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software


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by December 31, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Plan of Operation

The Company's current cash balance is $327. Management believes the current cash balance is sufficient to fund the current minimum level of operations through December 1999, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $4,800 in equity securities and used approximately $3,328 for professional services, $561 for licenses and fees, and $584 for office supplies and postage. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the first twelve months of the Company's business plan, Management intends to take the following steps to offer its third party motor vehicle title and registration services in California: raise capital of $700,000 to $800,000 through the sale of equity securities via a private placement during months one through six, open four offices in San Diego County with a budget of $80,000 for purchase of fixed assets, $120,000 for salaries, and $180,000 for advertising and other operating expenses during months seven through nine, and open four offices in Los Angeles County during months ten through twelve with a budget of $80,000 for purchase of fixed assets, $96,000 for salaries, and $152,000 for advertising and other operating expenses. Management has not taken any concrete steps to implement its business plan pending the Company's capital funding through the sale of equity securities and listing of its securities for trading on the OTC Electronic Bulletin Board. After raising capital, Management intends to utilize its experience in operating third party vehicle title and registration offices to implement its business plan, hire staff personnel through personal contacts, rent commercial space in San Diego and Los Angeles Counties, purchase furniture and equipment, and begin operations. The Company intends to use its equity capital to fund the Company's business plan as cash flow from sales is estimated to begin within thirty days after the Company opens each business office in months seven through twelve. The Company will face considerable risk in each of its business plan steps, such as difficulty of renting adequate office facilities within its budget, difficulty of hiring competent personnel within its budget, difficulty in completing necessary personnel training within time limits, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company would be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $160,000 in furniture, computers and software during the next twelve


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
months from proceeds of its equity security sales. The Company's business plan provides for an increase of thirty two employees during the next twelve months.

Results of Operations

There were no revenues from sales for the period ended September, 1999. The Company sustained a net loss of $4,473 for the period ended September 30, 1999. Losses were primarily attributable to professional fees and expenditures for the operations of the corporation.

Liquidity and Capital Resources

As of September 30, 1999, the Company had $327 cash on hand and in the bank. The primary costs and operating expenses for the period ended September 30, 1999 were operating expenses of $1145 and professional fees of $3,328.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 902 E. 18th Street, National City, CA 91950. The principal executive office and telephone number are provided by an officer of the corporation at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - September 30,1999:

Title Of          Name &                                      Amount &                  Percent
Class             Address                                     Nature of owner           Owned
--------          -------                                     ---------------           -------

Common            Fernando Carranza                           4,545,000 (a)             40.4%
                  902 E. 18th Street
                  National City, CA 91950

Common            Jackie L. Kruger                            4,545,000 (b)             40.4%
                  1274 Bostonia Street
                  El Cajon, CA 92021

Total Shares Owned by Officers & Directors
As a Group                                                    9,090,000                 80.8%


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(a)     Mr. Carranza received 4,545,000 shares of the Company's common stock for work on the Company's business plan on March 15, 1999.

(b) Ms. Kruger received for administrative services 10,000 shares of the Company's common stock on March 15, 1996, an additional 100 shares were issued to her on March 15, 1998 as a correction to the issuance of stock dated March 15, 1996. 90,900 shares of the Company's common stock were issued to her per a 10:1 stock split on December 31, 1998 and an additional 4,444,000 shares were issued to her per a 45:1 stock split on February 8, 1999.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 4/3/00, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                      Age     Position          Date First Elected        Term Expires
--------------                      ---     --------          ------------------        ------------
Fernando Carranza                   49      President,        3/15/99                   4/3/00
902 E. 18th Street                          Director
National City, CA 91950

Jackie L. Kruger                    43      Sec/Treas         3/15/96                   4/3/00
1274 Bostonia Street                        Director
El Cajon, CA 92021

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.


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No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending. No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Fernando Carranza, President & Director

1999 Mr. Carranza became the President of Diversified Marketing Services, Inc. on March 15, 1999.

1989 - Current             President, Director, Carranko Group, Inc., dba
                           Express Registration. The Company has provided third party motor vehicle title and registration services, including Department of Motor Vehicles license hearing representation, vehicle seizure resolution proceedings, and vehicle code violation hearing representation for urban clients in National City, California continuously since 1989. Mr. Carranza has been responsible for the business management, personnel management, marketing, and business planning of the company since 1989.


Jackie L. Kruger, Secretary, Treasurer & Director

1994 - Current             Independent Contractor providing bookkeeping and tax
                           services to a variety of business clients in California and Nevada such as third party motor vehicle title and registration services, commercial fishing companies, engineering companies, contractors, and manufacturers. Her clients range in size from $200,000 to $12,000,000 in annual revenues with from one to one hundred and fifty employees.


                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

Name &            Year     Salary    Bonus  Other          Restricted      Options        LTIP           All other
principle                   ($)       ($)   annual         stock             SARs        Payouts         compen-
position                                    compen-        awards ($)                      ($)           sation ($)
                                            sation ($)
-------------------------------------------------------------------------------------------------------------------
F Carranza        1996      -0-       -0-      -0-             -0-           -0-           -0-               -0-
President         1997      -0-       -0-      -0-             -0-           -0-           -0-               -0-
                  1998      -0-       -0-      -0-             -0-           -0-           -0-               -0-



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

J Kruger          1996      -0-       -0-      -0-             -0-           -0-           -0-               -0-
Director          1997      -0-       -0-      -0-             -0-           -0-           -0-               -0-
                  1998      -0-       -0-      -0-             -0-           -0-           -0-               -0-


There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. When positive cash flow reaches $10,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Carranza received 4,545,000 shares of the Company's common stock for work on the Company's business plan on March 15, 1999.

Ms. Kruger received for administrative services 10,000 shares of the Company's common stock on March 15, 1996, an additional 100 shares were issued to her on March 15, 1998 as a correction to the issuance of stock dated March 15, 1996. 90,900 shares of the Company's common stock were issued to her per a stock split on December 31, 1998 and an additional 4,444,000 shares were issued to her per a stock split on February 8, 1999.

The terms of these stock issuances were as fair to the Company, in Management's opinion, as could have been made with an unaffiliated third party.

Mr. Carranza's work on the Company's business plan was conducted outside of normal business hours and is considered an immaterial amount of time as this plan was developed directly from Mr. Carranza's existing business experience. It is his desire and goal to create a new company with public equity capital necessary to expand the Company's business plan in California and other Western States. The officers currently devote an immaterial amount of time to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".


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
                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of September 30, 1999, the Company had 48 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On March 15, 1996, the shareholders authorized the issuance of 10,100 shares of common stock for services to each of the officers and directors of the Company for a total of 20,200 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately August 1, 1996 until September 30, 1996, the Company offered and sold 4,800 shares at $1.00 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On March 15, 1998, the shareholders authorized the issuance of 100 shares of common stock for services to each of the officers and directors of the Company for a total of 200 Rule 144 shares to correct the issuance by the Company of only 20,000 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act") for this issuance. The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

On December 31, 1998, the Board of Directors authorized a forward stock split of 9 to 1 resulting in a total of 250,000 shares of common stock issued and outstanding.

On February 8, 1999, the Board of Directors authorized a forward stock split of 44 to 1 resulting in a total of 11,250,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended December 31, 1997 and 1998, and the period ended February 28, 1999 and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit 2         Plan of acquisition, reorganization or liquidation                    None
Exhibit 3(i)      Articles of Incorporation                                             Included in Original Filing
Exhibit 3(ii)     Bylaws                                                                Included in Original Filing
Exhibit 4         Instruments defining the rights of holders                            None
Exhibit 7         Opinion re: liquidation preference                                    None
Exhibit 9         Voting Trust Agreement                                                None
Exhibit 10        Material contracts                                                    None
Exhibit 11        Statement re: computation of per share earnings                       Included in Original Filing
Exhibit 14        Material foreign patents                                              None
Exhibit 16        Letter on change of certifying accountant                             None
Exhibit 21        Subsidiaries of the registrant                                        None
Exhibit 23        Consent of experts and counsel                                        Included in Original Filing
Exhibit 24        Power of Attorney                                                     None
Exhibit 27        Financial Data Schedule                                               Included in Original Filing
Exhibit 28        Reports furnished to State insurance agencies                         None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Diversified Marketing Services, Inc.

Date  10-21-99                         By /s/ FERNANDO CARRANZA
    ------------------------             ---------------------------------------
                                         Fernando Carranza, President & Director

Date  10-21-99                         By /s/ JACKIE L. KRUGER
    ------------------------             ---------------------------------------
                                         Jackie L. Kruger, Sec/Treas & Director